EXHIBIT 21

RUDDICK CORPORATION

Affiliated Companies

As of November 22, 2011

Listed below are the domestic subsidiaries of Ruddick Corporation, (the “Registrant”) all of which are wholly owned and are owned directly by the Registrant, unless otherwise indicated.

Subsidiary	State of Incorporation

Harris Teeter, Inc. (2)	North Carolina
Harris Teeter Properties, LLC (1)	North Carolina
Harris-Teeter Services, Inc. (1)	North Carolina
HTTAH, LLC (1)	North Carolina
HTP Relo, LLC (1)	North Carolina
Ruddick of Delaware, Inc.	Delaware
Ruddick Operating Company	Delaware
ROC Holdings LLC (2)	Delaware
RDK Investments Company (2)	North Carolina

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(1) Owned by Harris Teeter, Inc.

(2) Owned by Ruddick Operating Company

In the normal course of business, RDK Investments Company and Harris Teeter Properties LLC from time to time makes investments in corporations and partnerships that may result in ownership of capital stock or other interests as an investment.